Exhibit (a)(5)
inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
Fax: (408) 570-1230
Web: http://www.inSilicon.com

August 6, 2002

To Holders of Common Stock of inSilicon Corporation:

We are pleased to inform you that on July 23, 2002, inSilicon entered into a merger agreement with Synopsys, Inc. pursuant to which Synopsys’ wholly-owned subsidiary has today commenced a cash tender offer to purchase all of the outstanding inSilicon shares for $4.05 per share in cash.

The tender offer is conditioned on the minimum tender of a majority of inSilicon’s shares, calculated on a fully diluted basis, including the inSilicon shares issuable upon the exchange of the Exchangeable Preferred Stock of inSilicon Canada Ltd. and inSilicon shares issuable upon the exercise of all outstanding inSilicon options, other than options with an exercise price that is greater than $4.05, as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Synopsys’ obligation, subject to certain conditions, to complete its acquisition of inSilicon, once the tender offer is successfully consummated, through a merger in which all of the inSilicon shares not purchased in the tender offer will be converted into the same net price per share as is paid in the tender offer.

Phoenix Technologies Ltd., the holder of approximately 58% of the outstanding inSilicon shares, calculated on a fully diluted basis, has signed an agreement with Synopsys obligating it to tender its inSilicon shares. If Phoenix tenders its shares under the offer, the minimum condition will be met. In addition, each director and executive officer of inSilicon has signed an agreement with Synopsis obligating him to tender his inSilicon shares under the offer. The shares owned by such directors and executive officers represent less than 1% of the outstanding shares of inSilicon, calculated on a fully diluted basis.

Your Board of Directors has determined, based upon the unanimous recommendation of the Special Committee of the Board of Directors, that the terms of Synopsys’ tender offer and the related merger are in the best interests of inSilicon’s stockholders (other than Phoenix, as to which no determination was made) and recommends that you accept the Synopsys offer by tendering all of your inSilicon shares before the offer expires on September 4, 2002.

Enclosed with this letter is a Schedule 14D-9 containing the recommendations of the Special Committee and the inSilicon Board and explaining the reasons behind them, as well as the background to the transaction and other important information. Included as Annex B to our Schedule 14D-9 is the written opinion, dated July 21, 2002, of RBC Dain Rauscher, Inc., financial advisor to the Special Committee, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $4.05 per share cash consideration to be received by inSilicon’s stockholders was fair, from a financial point of view, to the holders of common stock of inSilicon (other than Phoenix, as to which no opinion was requested or given).

Also enclosed with this letter are Synopsys’ Offer to Purchase, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of Synopsys’ tender offer.

Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,

Barry A. Hoberman President and Chief Executive Officer